SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2004

HDFC BANK LIMITED

(Translation of registrant’s name into English)

‘HDFC Bank House’, Senapati Bapat Marg,
Lower Parel (West), Mumbai 400 013, India
(Address of principal executive offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F_X_	Form 40-F___

Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934

Yes___	No_X_

SIGNATURES
EXHIBIT INDEX
Ex-99.I Letter to The Stock Exchange

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 17th April, 2004	HDFC BANK LIMITED
	By:	/s/ Vinod Yennemadi
Name : Vinod Yennemadi
		Title:	Country Head- Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Letter addressed to The Stock Exchange, Mumbai dated 16th April, 2004 intimating

(a)	the Audited Financial results of the Bank for the year ended 31st March, 2004, segment reporting, summarised Balance Sheet as on 31st March, 2004 and the press release in respect thereof and

(b)	recommendation of dividend @Rs.3.50/– per Indian equity share (i.e. 35%) approved at the Board Meeting held on 16th April, 2004